Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
Telex: 91734 SWIFT: AngolE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

03 MAR 25 AM 7:21

ANGLO IRISH BANK

11 March 2003

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

03007790

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791) 12g3-2 (b) Exemption.

SUPPL

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

R. Murphy

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Encl.

dlw 4/7

STOCK EXCHANGE

DATE	ANNOUNCEMENT
5 December 2002	Dealing by Director (x4)
8 January 2003	Appointment of Patricia Jamal as Non Executive Director
20 January 2003	Paragraph 16.4 Notification - Patricia Jamal
23 January 2003	Application to Listing - 646,734 new ordinary shares
24 January 2003	Chairman's Statement - Annual General Meeting
24 January 2003	Notification of Substantial Holding
28 January 2003	Dealing by Secretary
30 January 2003	Dealing by Director (x4)
12 February 2003	Dealing by Director
17 February 2003	Dealing by Director
25 February 2003	Dealing by Director
4 March 2003	Block Listing Six Monthly Return
5 March 2003	Notification of Substantial Holding

COMPANIES REGISTRATION OFFICE

7 January 2003	Form B10 – Appointment of Patricia Jamal
13 January 2003	Form B5 - Return of Allotments/Companies Capital Duty - 77,500 new ordinary shares
24 January 2003	Form G1(16) - Special Resolutions
28 January 2003	Form B5 - Return of Allotments/Companies Capital Duty - 508,300 new ordinary shares
30 January 2003	Form B5 - Return of Allotments/Companies Capital Duty - 646,734 new ordinary shares
9 February 2003	Form B1 - Annual Return

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

William Anthony McAteer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anglo Irish Bank (Nominees) Limited a/c 359

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Holding purchased in Trust for Director under an Employee Share Scheme

7. Number of shares / amount of stock acquired

1,382

8. Percentage of issued class

0.0004 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.80

13. Date of transaction

5 December 2002

14. Date company informed

5 December 2002

15. Total holding following this notification

673,017

16. Total percentage holding of issued class following this notification

0.21%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

9 January 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Tiarnan O Mahoney

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anglo Irish Bank (Nominees) Limited a/c 359

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Holding purchased in Trust for Director under an Employee Share Scheme

7. Number of shares / amount of stock acquired

1,382

8. Percentage of issued class

0.0004 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.80

13. Date of transaction

5 December 2002

14. Date company informed

5 December 2002

15. Total holding following this notification

489,434

16. Total percentage holding of issued class following this notification

0.15%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

9 January 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Sean Patrick FitzPatrick

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anglo Irish Bank (Nominees) Limited a/c 359

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Holding purchased in Trust for Director under an Employee Share Scheme

7. Number of shares / amount of stock acquired

1,382

8. Percentage of issued class

0.0004 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.80

13. Date of transaction

5 December 2002

14. Date company informed

5 December 2002

15. Total holding following this notification

3,565,490

16. Total percentage holding of issued class following this notification

1.09 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

9 January 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Peter Richard Killen

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anglo Irish Bank (Nominees) Limited a/c 359

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Holding purchased in Trust for Director under an Employee Share Scheme

7. Number of shares / amount of stock acquired

1,382

8. Percentage of issued class

0.0004 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.80

13. Date of transaction

5 December 2002

14. Date company informed

5 December 2002

15. Total holding following this notification

1,107,031

16. Total percentage holding of issued class following this notification

0.34%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

9 January 2003

ANGLO IRISH BANK

ANGLO IRISH BANK APPOINTS NEW NON-EXECUTIVE DIRECTOR

Anglo Irish Bank Corporation plc today (8th January, 2003) announces the appointment of Patricia Jamal, a former Managing Director and Senior Executive at Barclays, to the Board of the Bank as a Non-Executive Director.

Tricia began her career working for the BBC in London and New York, specialising in current affairs. She moved into finance while working for HSBC in Hong Kong. Her City career began as the first female foreign exchange broker in 1970. Thereafter she worked with the Bank of Montreal and Barclays, predominantly within capital markets, derivatives and metals before moving to Risk Management.

In 1996, Tricia was appointed Head of Global Financial Institutions in Barclays Capital. She retired in 2001.

Commenting on the appointment, Sean FitzPatrick, Chief Executive of Anglo Irish Bank said "We are delighted that Tricia Jamal is joining the Board. The Bank will be further strengthened by her wide understanding of risk and her ability to contribute to major strategic group decisions"

-Ends-

8th January, 2003

AVS No: 723765

20 January 2003

Company Announcements Office,
London Stock Exchange,
Old Broad Street,
London EC2N 1HP,
UK.

Re: Patricia Jamal - Paragraph 16.4 Notification
AVS No. 806936

Dear Sir,

In compliance with paragraph 16.4 of the Listing Rules, I now confirm the following information in relation to Ms Patricia Jamal who was appointed to the Board of Directors of the Bank on 7 January 2003. The information which follows is in addition to that already disclosed to the Stock Exchange on 8 January 2003.

In relation to paragraph 16.4 (a):

Ms Patricia Jamal is currently and has since 1978 been a non-executive director of Aston Mansfield, a Charitable Trust.

In relation to paragraph 16.4 (b) [the details required by paragraph 6.F.2 (b) to (g)]:

There are no further details under paragraph 6.F.2 (b) to (g) to be disclosed in respect of Ms Patricia Jamal.

Yours faithfully,
ANGLO IRISH BANK

R. Murphy
Group Secretary

Irish Stock Exchange	**APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST (Shares & Debt Securities) SCHEDULE 3A**

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. It must be lodged duly completed at least TWO BUSINESS DAYS prior to the consideration of the application for admission to listing.

To: **Listing Applications**
Irish Stock Exchange ("the Exchange") **23 January 2003**

Details of securities to be listed

ANGLO IRISH BANK CORPORATION PLC ("the issuer")
hereby applies for the securities detailed below to be admitted to the Official List of the Exchange subject to the listing rules of the Exchange.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	Euro 0.32	326,057,688
	in		
	in		
	in		
£ Euro 121,600,000.00			£ Euro 104,338,460.10

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
N/A		
£		

Amount and description of securities for which application is now being made(include distinctive numbers)
Type of issue for which application is being made

646,734 Ordinary Shares of Euro 0.32 each.

Type of issue for which application is being made

Euro 0.32 ordinary shares in respect of Scrip Dividend

Are the securities for which application is now made:

(a) identical * in all respects? YES ~~NO~~

If no, how do they differ and when will they become identical?

____

(b) identical * in all respects with an existing class of security? | YES | ~~NO~~ |

If no, how do they differ and when will they become identical?

____

____

(c) the subject of an application for listing in another member state of the European Community either within the previous six months, now or in the near future. | YES | ~~NO~~ |

If yes, state when and on what stock exchange(s) :

London Stock Exchange

***NOTE:* * Identical means in this context:**

(a) the securities are of the same nominal value with the same amount called up or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Details of documents of title

Please give details of renounceable document (where applicable):

(a) Type of document (which must comply with the relevant provisions of chapter 13 of the listing rules): N/A

(b) Proposed date of issue: N/A

(c) Last day for splitting: N/A
 (i) Nil paid: ______
 (ii) Partly paid: ______
 (iii) Fully paid: ______

(d) Last day for renunciation: N/A

Definitive certificate:

Definitive certificates (in respect of the class of security/securities for which listing is sought) WILL BE issued for 646,734 shares [insert number of shares] and/or £______ nominal of ______ [insert designation of debt securities] and will be ready on 30/1/03 for ______ shares [insert number of shares] and/or £______ nominal of ______[insert designation of debt securities].

Declaration

We acknowledge our obligations under the listing rules and the legal implications of listing. Accordingly we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the Exchange in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the Exchange so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the Listing Rules in due course.

SIGNED BY ______________________________

~~Director or~~ secretary ~~or other duly authorised officer~~

For and on behalf of

ANGLO IRISH BANK CORPORATION PLC
Name of issuer

To be completed in all cases

Application to be heard on: Tuesday 28 January 2003

Dealings expected to commence on: Thursday 30 January 2003

Name(s) of contact(s) at issuer regarding the application: Ronan Murphy

Telephone number: 00353 1 616 2506

NOTE: * ***delete as appropriate***

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than **2 business days prior** *to the consideration of the application for admission to trading.*

If you require assistance, please call the Company Services Help Desk on ***020-7797-1600***.

To: London Stock Exchange

1. **Full name of issuer:** **Anglo Irish Bank Corporation plc**

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example: *30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

646,734 Ordinary Shares of Euro 0.32 each

3. **Type of issue for which application is being made:** Example: *Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme*

Euro 0.32 Ordinary Shares in respect of Scrip Dividend

4. **Are the securities for which application is now made identical* in all respects**

(a) **with each other?** **YES/~~NO~~**

(b) **with an existing class of security?** **YES/~~NO~~**

If you answered *NO* to either question how do the securities differ and when will they become identical?

N/A

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought ~~were~~/will be issued on:**

Date: 30 January 2003

Please indicate whether the certificates are in registered or bearer form:

REGISTERED ~~/BEARER~~

Note in relation to Question 4:

*** identical** means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: **Date:**

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer	**Anglo Irish Bank Corporation plc**
Application to be considered on (date):	**Tuesday, 28 January 2003**
Dealings expected to commence on (date):	**Thursday, 30 January 2003**

Contact at the issuer:

Name:	**Ronan Murphy**
Email address:	**ronanmurphy@angloirishbank.ie**
Telephone number:	**+353 1 6162506**

Contact at nominated representative (if applicable):

Name:	**Aine Dowling**
Email address:	**aine.dowling@davy.ie**
	+353 1 614 9993

Telephone number:

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. YES / NO

Please ensure all sections of this form have been completed before submitting

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority **23 January 2003**

Details of securities to be listed

Anglo Irish Bank Corporation plc [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	**Euro 0.32**	**326,057,688**
	in		
	in		
Euro 121,600,000			**Euro 104,338,460.10**

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities		
Nominal value	Redemption date	Coupon
N/A		
£		

Please specify where the issuer is listed and the nature of the listing	
Primary	**Dual Primary, Dublin & London**
Secondary	

Please specify on which RIEs the issuer has applied to have its securities traded
Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
646,734 Ordinary shares of Euro 0.32

Type of issue for which application is being made
Euro 0.32 Ordinary shares in respect of Scrip Dividend

Confirmation
We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:
(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;
(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.
We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed
~~Director or~~ **secretary** ~~or other duly authorised officer~~ for and on behalf of
Name of issuer **Anglo Irish Bank Corporation plc**

To be completed in all cases

Application to be heard on:	**Tuesday, 28 January 2003**
Admission expected to be effective on:	**Thursday, 30 January 2003**

Name(s) of contact(s) at issuer regarding the Application	**Ronan Murphy**
Telephone number:	**+3531 616 2506**

ANGLO IRISH BANK CORPORATION PLC

CHAIRMAN'S ADDRESS

ANNUAL GENERAL MEETING

24 JANUARY 2003

Good afternoon ladies and gentlemen. I would like to take this opportunity of welcoming all of you to the 38th Annual General Meeting of Anglo Irish Bank Corporation plc.

I will shortly put before you for consideration, the Directors Report and Statutory Accounts for the year ended 30 September 2002. However, in advance of doing so I wish to reflect on what has been another excellent year for the Bank.

2002 marked the Bank's 17th consecutive year of record profits, resulting in compound annual growth in pre-tax profits over the past five years of 47%. We have continued to grow our balance sheet and significantly strengthen the Bank's capital position. Financial highlights for the year include:

- Pre-tax profits increased by 34% to €261.3m
- Attributable profits increased by €56.2m to €184m
- Basic EPS increased by 35% to 58.14c
- Lending increased by 24%
- Customer deposits grew by 34%
- Cost/income ratio stands at 30.7%
- Return on equity stands at 31%
- Tier One Capital is 8.2%

I am sure you will agree that all of the above clearly demonstrate the stellar performance by the Bank in 2002.

Earnings growth has been driven by another exceptional year for our core lending operations in Ireland and the UK with our small but growing Boston business also performing very well. We have achieved lending growth rates in excess of 20% in each of our target markets. It is particularly noteworthy that total lending in both Ireland and the UK each increased by €1.3bn during the year. This was the first time that the growth in the UK was on a par, in absolute terms, with that experienced by our Irish operations contributing to the fact that the UK now accounts for 40% of the Group's total loan book. Operating in a significantly larger market, this performance demonstrates the success of our UK growth strategy, leveraging our franchise and expertise built up over the past 18 years.

Most importantly, the growth throughout our lending operations has been achieved without dilution in margins or relaxing of our credit criteria.

The Bank's Treasury division also recorded very strong results. We continued to expand our Corporate Treasury Services operations with the opening of a representative office in New York in May 2002.

Our profits were further supplemented by fee income from our growing Wealth Management operations based in Dublin, the Isle of Man and mainland Europe.

The Board has recommended a final dividend of 8.33c per share, an increase of 22.5% on 2001. This results in total dividends for the year of 12.53c per share, an increase of 20%. Despite this significant increase in dividends we maintain strong dividend cover at 4.6 times, appropriate given our growth ambitions over the medium and longer term.

Turning to capital, the Bank's Tier 1 Capital ratio at 30 September 2002 stands at just over 8% while our Total Capital is now in excess of 12%. It has been a key objective of management to augment our capital base so that the Bank can achieve its growth ambitions without encountering significant capital risk. We are very pleased with our achievements to this end.

Further evidence of the Bank's underlying strength was provided by the recent upgrade of our credit ratings by FITCH Ratings, the international rating agency. This follows the upgrade last year by the international ratings agency Moody's, of the Bank's long-term deposit credit rating.

Looking to the future your Board is confident of the prospects for the Bank. We remain focused on our current business model acting only in areas we can provide superior service to our clients. Our success has derived from the adoption of a very clear, long-term strategy through a centralised management structure with the goal of attaining strong earnings growth and increasing shareholder value. This business model has served us very well in the past. It has delivered excellent results in our domestic market and proven to be equally successful when applied internationally.

The growth in the Bank will largely be organic. We continue to be active in seeking suitable acquisitions but will only proceed if the acquisition fits our criteria.

What matters to each and every one of us here in this room today is the future prospects for the Bank. We your Board have set challenging targets, of mid-teen compound annual profit growth, over the medium and longer term. I reported to you in my recent Chairman's Statement that the Bank recorded very strong levels of lending work in progress at the end of 2002 and the Board's belief of how it augured well for the coming year. I can now tell you with confidence, based on our performance year to date and the level of activity currently experienced within our operations, that the Bank looks forward to a very strong outturn for the full year to September 2003 and indeed, that we are also confident of achieving our growth objectives in 2004.

There have been a number of changes to your Board over the past year. Firstly I would like to express on behalf of the Board and staff of the Bank, our deepest gratitude for the enormous contribution made by Bill Barrett who retired last July. Bill played a very significant role since joining the Bank in 1985 and his contribution was a major ingredient in our growth.

The Bank announced that Fintan Drury joined the Board in May 2002. Fintan is currently Chairman of Sports Management Company DSMI and a Non-Executive Director of a number of other private and publicly quoted companies. Previously he

founded the very successful corporate communications consultancy Drury Communications.

Most recently we announced the appointment to the Board of Patricia Jamal as Non-Executive Director. Tricia was formerly a Managing Director and Senior Executive at Barclays where she was Head of Global Financial Institutions in addition to holding a number of senior positions in the areas of derivatives trading and risk management.

May I again take this opportunity of welcoming you both to the Board.

Our Bank relies on our people. On your behalf, I would like to sincerely thank our staff for their commitment and professionalism during the past year without which the Bank would not have been able to deliver such outstanding results.

In conclusion, the Bank is ultimately charged with delivering returns to you, our shareholders. During the year the Bank's market capitalisation surpassed the €2bn threshold having breached the €1bn level in January 2001. Total cumulative shareholder return, including dividends and capital appreciation, during the past 1, 3 & 5 years was in excess of 70%, 200% and 400% respectively. This performance ranks Anglo Irish Bank as one of the best performing stocks over each of these periods in Ireland, the UK and Europe.

When the Board stood in front of you last year our share price was €4.30. It now stands in or around €6.80. My sums make that a near 60% rise in value over the past year. You and I know that the share price is dependent on many factors and is subject to the vagaries of the market. However, we are very gratified that the Bank's success in the last 12 months is reflected in the strong upward trend in our share price.

Before turning to the various resolutions I will now open the meeting to the floor and invite you to pose any questions or make any observations as you so wish. I, together with my Board colleagues, will endeavour to provide you with answers.

- ends-

AVS No: 027481

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS No. 694008

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of shareholder having a major interest

Zurich Financial Services Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

3,177,259 shares registered in the name of Eagle Star Life Assurance Company of Ireland Ltd and 12,747,042 shares registered in the name of Threadneedle Asset Management - UK as registered owners on behalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Eagle Star Life Assurance Company of Ireland Ltd (including subsidiaries and clients)	**3,177,259**
Threadneedle Asset Management - UK (and clients)	**12,747,042**

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

0.0%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary €0.32

10. Date of transaction

Not stated

11. Date company informed

24 January 2003

12. Total holding following this notification

15,924,301

13. Total percentage holding of issued class following this notification

4.89 %

14. Any additional information

15. Name of contact and telephone number for queries

Ronan Murphy (01) 6162506

16. Name and signature of authorised company official responsible for making this notification

Ronan Murphy

Date of notification

27 January 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No: 955972

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of Secretary

Ronan Murphy

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Group Secretary named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ronan Murphy

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

1. **Shares issued on exercise of option**
2. **Disposal**

7. Number of shares / amount of stock acquired

55,000

8. Percentage of issued class

0.017 %

9. Number of shares/amount of stock disposed

55,000

10. Percentage of issued class

0.017%

11. Class of security

Ordinary €0.32

12. Price per share

1. **IR86p (€1.09)**
2. **€6.70**

13. Date of transaction

1. **28 January 2003**
2. **28 January 2003**

14. Date company informed

1. **28 January 2003**
2. **28 January 2003**

15. Total holding following this notification

32,763

16. Total percentage holding of issued class following this notification

0.010 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

William McAteer, Director

Date of Notification

28 January 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Ned Sullivan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Aurum Nominees Limited a/c 333318

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

1,998

8. Percentage of issued class

0.0006 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.768287

13. Date of transaction

30 January 2003

14. Date company informed

30 January 2003

15. Total holding following this notification

205,006

16. Total percentage holding of issued class following this notification

0.063%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

30 January 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Patrick Wright

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited	**138,934**
Russell Nominees Limited	**12,750**
Merrion Stockbrokers Nominee Limited a/c 2210	**38,538**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

1,746

8. Percentage of issued class

0.0005 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.768287

13. Date of transaction

30 January 2003

14. Date company informed

30 January 2003

15. Total holding following this notification

191,968

16. Total percentage holding of issued class following this notification

0.059%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

30 January 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Peter Cyril Murray

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Cyril Murray

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

605

8. Percentage of issued class

0.0002 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.768287

13. Date of transaction

30 January 2003

14. Date company informed

30 January 2003

15. Total holding following this notification

Peter Cyril Murray	**62,116**
Trustees of the AAML Executive Pension Plan	**29,000**
	91,116

16. Total percentage holding of issued class following this notification

0.028%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

30 January 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

William Anthony McAteer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

William Anthony McAteer	**663,271**
Marie McAteer	**1,368**
Anglo Irish Bank (Nominees) Ltd a/c 359	**8,378**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

13

8. Percentage of issued class

0.000004 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.768287

13. Date of transaction

30 January 2003

14. Date company informed

30 January 2003

15. Total holding following this notification

673,030

16. Total percentage holding of issued class following this notification

0.207%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

30 January 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 434193

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Patrick Wright

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited	**140,301**
Russell Nominees Limited	**12,750**
Merrion Stockbrokers Nominee Limited a/c 2210	**38,917**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

10,000

8. Percentage of issued class

0.003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€ 6.30

13. Date of transaction

12 February 2003

14. Date company informed

12 February 2003

15. Total holding following this notification

201,968

16. Total percentage holding of issued class following this notification

0.061 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

13 February 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of Director

William Anthony McAteer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

William Anthony McAteer	**663,271**
Marie McAteer	**1,381**
Anglo Irish Bank (Nominees) Ltd	**8,378**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued on exercise of option

7. Number of shares / amount of stock acquired

275,000

8. Percentage of issued class

0.08 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

IR86p (€1.09)

13. Date of transaction

17 February 2003

14. Date company informed

17 February 2003

15. Total holding following this notification

948,030

16. Total percentage holding of issued class following this notification

0.29%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 353 1 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy - Group Secretary

Date of Notification

18 February 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Patrick Wright

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited	**150,301**
Russell Nominees Limited	**12,750**
Merrion Stockbrokers Nominee Limited a/c 2210	**38,917**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

10,000

8. Percentage of issued class

0.003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€5.97

13. Date of transaction

25 February 2003

14. Date company informed

25 February 2003

15. Total holding following this notification

211,968

16. Total percentage holding of issued class following this notification

0.065 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

26 February 2003

SCHEDULE 5

Irish Stock Exchange

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
Irish Stock Exchange

AVS No.

Please ensure the entries on this return are typed

1. Name of company:	Anglo Irish Bank Corporation plc
2. Name of scheme:	Share Option Scheme
3. Period of return:	From 1/9/2002 To 28/2/2003
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period	3,801,811
5. Number of shares issued/allotted under scheme during period:	1,157,800
6. Balance under scheme not yet issued/allotted at end of period:	2,644,011
7. Number and class of share(s) (amount of stock/debt securities) Originally listed and the date of admission	5,000,000 - Listed 15/10/2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

327,074,988

Contact for queries:

Name: Ronan Murphy

Telephone: (01) 616 2506

Address:

Anglo irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Person making return:

Name: Ronan Murphy

Position: Group Secretary

Signature: [signature]

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
London Stock Exchange
Old Broad Street
London
EC2N 1HP

Tel: (0171 797 1000)

Please ensure the entries on this return are typed

1. Name of company	ANGLO IRISH BANK CORPORATION PLC	
2. Name of scheme	SHARE OPTION SCHEME	
3. Period of return	From 1/9/2002	To 28/2/2003
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	3,801,811	
5. Number of shares issued/allotted under scheme during period:	1,157,800	
6. Balance under scheme not yet issued/allotted at end of the period:	2,644,011	
7. Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	5,000,000 ordinary €0.32 shares listed 15 October 2001	

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

327,074,988

Contact for queries:

Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 St Stephen's Green, Dublin 2

Telephone: 00 3531 616 2506

Person making return:

Name: Ronan Murphy

Position: Group Secretary

Signature:

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of scheme

Share Option Scheme

3. Period of return:

From **1 September 2002** To **28 February 2003**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,801,811

5. Number of shares issued / allotted under scheme during period:

1,157,800

6. Balance under scheme not yet issued / allotted at end of period

2,644,011

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary €0.32 shares listed 15 October 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

327,074,988

Contact for queries

Name **Ronan Murphy**

Address **Anglo Irish Bank Corporation plc, 18/21 St Stephen's Green, Dublin 2**

Telephone **00 3531 616 2506**

Person making the return

Name **Ronan Murphy**

Position **Group Secretary**

Signature

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

<u>AVS No.</u> <u>694157</u>

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of shareholder having a major interest

Zurich Financial Services Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

3,827,259 shares registered in the name of Eagle Star Life Assurance Company of Ireland Ltd and 13,329,876 shares registered in the name of Threadneedle Asset Management - UK as registered owners on behalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Eagle Star Life Assurance Company of Ireland Ltd (including subsidiaries and clients)	**3,827,259**
Threadneedle Asset Management - UK (and clients)	**13,329,876**

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

0.0%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary €0.32

10. Date of transaction

Not stated

11. Date company informed

5 March 2003

12. Total holding following this notification

17,157,135

13. Total percentage holding of issued class following this notification

5.25 %

14. Any additional information

15. Name of contact and telephone number for queries

Ronan Murphy (01) 6162506

16. Name and signature of authorised company official responsible for making this notification

Ronan Murphy

Date of notification

5 March 2003

coform

Companies Registration Office

Notice of change of directors or secretaries or in their particulars

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above

Section 195, Companies Act, 1963

Section 51, Companies Act 1990

Company Number

22045

B10

S. 195 of the Companies Act 1963, as amended by S.51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships. S. 195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form

Please complete using black block capitals or typewriting

Note one
Give details of change(s) and specify date. Only changes which occur on the same date may be registered by this notification. Otherwise, separate notifications should be made. If a new director or secretary has been appointed complete the next section.

Note two
Delete as appropriate. Where particulars of directors are included by virtue of section 195(9) the directors consent need not be completed.

Note three
Insert full name (initials will not suffice) and usual residential address. Where all the partners in a firm are joint secretaries the name and principal address of the firm alone may be given.

Note four
Applicable to directors only

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Gives notice of the following change(s) *note one*

PATRICIA JAMAL WAS APPOINTED A DIRECTOR OF THE COMPANY

Date change(s) take(s) effect Day 7 Month 1 Year 2003

Particulars of new director (including shadow director)/secretary *note two*

Surname *note three*: JAMAL

Forename *note three*: PATRICIA

Former surname *note five*: NONE NEE HEALY

Former forename *note five*: NONE

Business Occupation *note four*:

Date of Birth *note four*: Day 3 Month 9 Year 1943

Home address *note three*: 8 ST MARGARET'S CRESCENT
PUTNEY, LONDON SW15 6HL, UK

Nationality *note four*: BRITISH

Other directorships *note six* | Registered at *note seven* | Company number

SEE CONTINUATION SHEET

I hereby consent to act as director / secretary of the aforementioned company *note two*

Signature [signature] Date 14/1/03

I hereby certify that the particulars contained in this form are correct

☐ Director ☒ Company Secretary

Signature [signature] Date 20/1/03.

Name *Block letters please*

RONAN MURPHY

Presenter's Name: RONAN MURPHY

Address: ANGLO IRISH BANK CORPORATION PLC
18/21 ST STEPHEN'S GREEN, DUBLIN 2

Telephone 01 616 2506

Reference RM/CJ

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5
(Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Note One
The period between the first and last dates should not exceed one month.

Registered Office
STEPHEN COURT, 18/21 ST STEPHEN'S GREEN, DUBLIN 2

Date of allotment(s) made on 13/01/2003
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
DAVID DRUMM 18 TAVERN CIRCLE, SUDBURY, MA 01776, USA	ORDINARY EURO 0.32	60,000
JAMES PEARSON 27 RANDALL ROAD, CHANDLERS FORD, EASTLEIGH, HANTS SO53 5AJ, UK	ORDINARY EURO 0.32	5,000
VICTOR SWANTON AUCKLAND COTTAGE, HOPGARDEN LANE, SEVEN OAKS, KENT TN13 1PU, UK	ORDINARY EURO 0.32	12,500

Presenter's Name
RONAN MURPHY

Address
ANGLO IRISH BANK CORPORATION PLC
18/21 ST STEPHEN'S GREEN, DUBLIN 2

Telephone 01 616 2506

Reference RM/CJ

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
65,000	ORDINARY	0.32	1.09	70,978.35
12,500	ORDINARY	0.32	2.34	29,250.00

Denomination Euro

Conversion rate, if any

Total value of consideration € 100,228.35

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares issued under the Share Option Scheme

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature

Date 27 / 1 / 03

Name *Block letters please*

RONAN MURPHY

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 13/01/2003
notes one and two

or made from ______ to ______

E		F	
	Value of assets contributed or to be contributed	Nominal value of shares allotted	
1. Total from Section C	€ 100,228.35		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 100,228.35	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 100,228.35		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3	€ 100,228.35
Stamp Duty at € 1.27 per € 127.00 or part thereof	€ 1,003.00
Interest for ______ months *note five*	€ 0.00
Total Due (CCD)	€ 1,003.00
+ €12.70 Companies Office Registration Fee	
Total Due (CCD + Reg. Fee)	€ 1,015.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

03 MAR 25 AM 7:21

Special Resolution

1963 to 2001
Companies Acts ~~1963 to 1990~~

This form must be typewritten

FORM No.

G1

(16)

Company Number
22045

Company name

Anglo Irish Bank Corporation plc

AT AN EXTRAORDINARY GENERAL MEETING of the members of the said company, duly convened and held at

Shelbourne Hotel, St Stephen's Green, Dublin 2.

On the 24 Day January Month 2003 Year

The following Special resolution (s) was/were duly passed.

1. "That:-

(a) the Company and/or any subsidiary (being a body corporate as referred to in the European Communities (Public Limited Company Subsidiaries) Regulations, 1997) of the Company be generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990 (the "1990 Act")) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the 1990 Act, and Article 8(c) of the Articles of Association of the Company;

(b) the reissue price range at which any treasury shares (as defined by section 209 of the 1990 Act) for the time being held by the Company may be reissued off market shall be the price range set out in Article 8(d) of the Articles of Association of the Company; and

Contd/

I hereby certify that the above particulars are correct ☐ Director ☒ Company secretary Date 27/1/2003

Signature

Name Ronan Murphy

Presenter's name Ronan Murphy

Address Anglo Irish Bank Corporation plc
Stephen Court,
18/21 St. Stephen's Green,
Dublin 2.

Telephone Number (01) 616 2506

Reference rm/cj

Contd/.........

(c) the authorities hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 23 April 2004 unless, in any such case, previously revoked or renewed in accordance with the provisions of the 1990 Act".

2. "That, for the purposes of Section 24 of the Companies (Amendment) Act, 1983 (the "1983 Act") the Directors be empowered to allot equity securities for cash pursuant to and in accordance with Article 8(b) of the Articles of Association of the Company. The authority hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 23 April 2004, unless previously revoked or renewed in accordance with the provisions of the 1983 Act and Article 8(b) save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired."

3. "That the Directors be and they are hereby authorised, pursuant to Article 126 of the Articles of Association of the Company, to exercise the powers contained in the said Article so that the Directors may offer to the holders of ordinary shares in the Company the right to elect and receive an allotment of additional ordinary shares, credited as fully paid, in lieu of cash in respect of all or part of any dividend or dividends falling to be declared or paid during the period commencing on the date of passing of this resolution and expiring on 23 January 2008 or such part of such dividend or dividends as the Directors may determine".

****

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office
STEPHEN COURT, 18/21 ST STEPHEN'S GREEN, DUBLIN 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two*

made on 28/01/2003

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Ruairi Conneely 17 Beaconsfield Road, Blackheath, London SE3 7LN, UK	Ordinary €0.32	74,300
John Daly 16 North Avenue, Ealing, London WI3 8AP, UK	Ordinary €0.32	90,000
Aisling Kane 8 Wellington Mews, London SW15 1UF, UK	Ordinary €0.32	9,000
Brian Linehan 15 Casana View, Howth, Co Dublin	Ordinary €0.32	5,000
Ronan Murphy 43 Clonkeen Rad, Blackrock, Co Dublin	Ordinary €0.32	55,000

Presenter's Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 St Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference rm/cj

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
499,300	Ordinary	0.32	1.09	545,222.99
9,000	Ordinary	0.32	2.34	21,060.00

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 566,282.99

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Options granted under the Share Option Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature: [signature]

Date: 17/2/2003

Name *Block letters please*

Ronan Murphy

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 28/01/2003
notes one and two

or made from ________________ to ________________

E		F	
	Value of assets contributed or to be contributed	Nominal value of shares allotted	
1. Total from Section C	€ 566,282.99		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 566,282.99	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 566,282.99		

Greater amount of boxes E5 or F3

€ 566,282.99

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 5,663.00

Interest for 0 months *note five* — € 0.00

Total Due (CCD) — € 5,663.00

+

€12.00 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 5,675.00

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

Company Number 22045 **Form B5(euro) Continuation sheet**

A

Allottees (Continued) - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
David Murray 90 Lower Ham Road, Kingston upon Thames, Surrey KT2 5BB, UK	Ordinary €0.32	200,000
Pat O'Hara 5 De Vere Gardens, London W8 5AR, UK	Ordinary €0.32	75,000

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office
STEPHEN COURT, 18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s)
notes one and two

made on 30/01/2003

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Allotment in respect of shares issued under Scrip Dividend Scheme	Ordinary €0.32	646,734

Presenter's Name
Ronan Murphy

Address
Anglo Irish Bank Corporation plc
18/21 St Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference rm/cj

coform

B

Consideration for allotment(s) consist of ***(✓ as appropriate)***

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
646,734	Ordinary	0.32	6.768287	4,377,281.32

Denomination Euro

Conversion rate, if any

Total value of consideration € 0.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under Scrip Dividend Scheme

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature R. Murphy

Date

Name *Block letters please*

Ronan Murphy

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 30/01/2003
notes one and two

or made from ______________ to ______________

E

Value of assets contributed or to be contributed

1. Total from Section C	€ 0.00
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 0.00
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 0.00

F

Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 0.00

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 0.00

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 0.00

+

12.00
€ ~~12.70~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 12.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

Companies Registration Office

Annual Return

Sections 125, 127, 128 Companies Act, 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Sections 43, 44 Companies (Amendment)(No 2) Act 1999
Section 107 Company Law Enforcement Act 2001
Companies (Form and Content of Documents Delivered to the Registrar) Regulations 2002

CRO receipt date stamp

Companies Acts, 1963 to 2001

B1

Company Number

2	2	0	4	5	

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Name *in full*: ANGLO IRISH BANK CORPORATION PLC

Return made up to *note one*: Day 09 Month 02 Year 2003

Financial Year *note two*: From Day 01 Month 10 Year 2001 To Day 30 Month 09 Year 2002

Registered Office *note three*: STEPHEN COURT, 18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Other Addresses *note four*

Address	Register(s)/documents held at this address
COMPUTERSHARE INVESTOR SERVICES (IRELAND) LIMITED HERON HOUSE, CORRIG ROAD, SANDYFORD INDUSTRIAL ESTATE, DUBLIN 18	REGISTER OF MEMBERS

Secretary *note five*

Surname	Former Surname *note five*
MURPHY	NONE

note five

Forename	Former Forename *note five*
RONAN	NONE

Residential Address *note five*: 43 CLONKEEN ROAD, BLACKROCK, CO DUBLIN

Donations for Political Purposes *note six*

Name of person or political party to whom donation was made	Value of donation € / _
N/A	

Presenter Details

Name: RONAN MURPHY
Address: ANGLO IRISH BANK CORPORATION PLC, STEPHEN COURT, 18/21 ST. STEPHEN'S GREEN, DUBLIN 2
DX Number: DX Exchange:
Telephone Number: 01 616 2506 Fax Number: 01 616 2410
Email: RONANMURPHY@ANGLOIRISHBANK.IE Reference Number: RM/CJ

Authorised Share Capital
note seven

Total

€ / _ 121,600,000.00 made up as follows:

Class	Number of Shares	Value Per Share € / _
ORDINARY	380,000,000	€0.32

Issued Share Capital

Total

€ / _ 104,501,116.16 made up as follows:

Paid up on shares issued for cash	Eur 354,242,292.87 Eur 2,095,764.28
Considered paid on other shares	€ / _
Total standing to credit of Capital Conversion Reserve Fund *note eight*	€ / _
Total calls unpaid	€ / _
Total not yet called	€ / _

Shares Issued

Consideration - all cash

Class	Number of Shares	Total Premium Paid € / _	Total Amount paid € / _
ORDINARY	320,763,894		SEE ATTACHED SCHEDULE
Totals	320,763,894	(A)	

Consideration - not all cash

Class	Number of Shares	Total Premium Considered Paid € / _	Total amount considered paid € / _
ORDINARY	5,802,094		SEE ATTACHED SCHEDULE
Totals	5,802,094	(B)	

Total number of shares issued (A) plus (B): 326,565,988

This total must agree with the total number of shares held by existing members as stated in the **List of Past and Present Members** section of the return.

Other Share / Debenture Details
note nine

N/A

ecoform

ALLOTMENT OF SHARES FOR A CASH CONSIDERATION

	Price per Share in IR£	Price per share in Euro	Number of Shares	IR£	Euro
Amount called up on number of shares of each class	0.25	0.317435	1,171,704	292,926.00	371,939.30
	0.269	0.341560	1,485	399.47	507.22
	0.275	0.349178	2,000,000	550,000.00	698,355.94
	0.2758	0.350194	229,759	63,367.53	80,460.17
	0.3095	0.392984	129,375	40,041.56	50,842.30
	0.31869379	0.404658	3,483,912	1,110,301.12	1,409,791.61
	0.3285	0.417109	62,400	20,498.40	26,027.60
	0.33	0.419014	1,801,023	594,337.59	754,653.07
	0.351	0.445678	16,904	5,933.30	7,533.74
	0.352	0.446948	3,408	1,199.62	1,523.20
	0.3579848	0.454547	343,590	123,000.00	156,177.78
	0.4037	0.512593	16,485	6,654.99	8,450.10
	0.4067	0.516402	531,656	216,224.50	274,548.48
	0.41	0.520593	22,500	9,225.00	11,713.33
	0.42	0.533290	1,000,000	420,000.00	533,289.99
	0.46	0.584080	60,187,533	27,686,265.18	35,154,305.15
	0.4639	0.589031	957,911	444,374.91	564,239.75
	0.464	0.589158	35,000	16,240.00	20,620.55
	0.465	0.590428	94,410	43,900.65	55,742.33
	0.4745	0.602491	36,878	17,498.61	22,218.65
	0.475	0.603126	9,342,287	4,437,586.33	5,634,572.33
	0.492914	0.625872	1,279,383	630,625.79	800,729.58
	0.50	0.634869	121,723,149	60,861,574.50	77,278,258.66
	0.5015	0.636774	29,504	14,796.26	18,787.37
	0.5016	0.636901	603,569	302,750.21	384,413.47
	0.5019	0.637282	26,298	13,198.97	16,759.23
	0.51	0.647566	300,000	153,000.00	194,269.93
	0.5151	0.654042	206,526	106,381.54	135,076.70
	0.5214	0.662041	806,842	420,687.42	534,162.83
	0.5238	0.665089	229,060	119,981.63	152,345.24
	0.531	0.674231	156,886	83,306.47	105,777.39
	0.532	0.675501	1,433,262	762,495.38	968,169.42
	0.535	0.679310	46,872	25,076.52	31,840.61
	0.5313	0.674612	66,993	35,593.38	45,194.27
	0.5378	0.682865	1,190	639.98	812.61
	0.55	0.698356	9,445,442	5,194,993.10	6,596,280.56
	0.57	0.723751	120,000	68,400.00	86,850.08
	0.5745	0.729465	121,603	69,860.92	88,705.07
	0.57675	0.732321	566,572	326,770.40	414,912.82
	0.59125	0.750733	1,340,327	792,468.34	1,006,227.23
	0.61	0.774540	4,999,000	3,049,390.00	3,871,926.60
	0.613	0.778349	774,815	474,961.60	603,076.82
	0.63	0.799935	96,666	60,899.58	77,326.52
	0.64	0.812632	1,520,000	972,800.00	1,235,201.20
	0.655	0.831678	45,000	29,475.00	37,425.53
	0.71916	0.913145	1,362,867	980,119.43	1,244,494.96
	0.72	0.914211	29,922,796	21,544,413.12	27,355,761.72
	0.84458333	1.072400	871,837	736,339.00	934,957.66
	0.86	1.091975	6,096,300	5,242,818.00	6,657,005.65
	1.14002857	1.447538	2,462,899	2,807,775.23	3,565,139.12
	1.680328	2.133576	2,374,115	3,989,291.91	5,065,355.84
€ 2.34	1.84289976	2.34	39,500	72,794.54	92,430.00
	1.83086893	2.324724	1,385,965	2,537,520.26	3,221,986.09
	1.90590488	2.42	13,200,000	25,157,944.42	31,944,000.00
	1.93049937	2.451229	443,236	855,666.82	1,086,472.74
€ 2.503022	1.97129002	2.503022	751,497	1,481,418.54	1,881,013.53
€ 2.55	2.0082882	2.55	25,000	50,207.21	63,750.00
€ 2.59	2.03979076	2.59	20,000	40,795.82	51,800.00
	2.052234	2.605800	710,886	1,458,904.42	1,852,426.49
€ 2.954682	2.32700117	2.954682	1,487,547	3,461,523.61	4,395,228.34
€ 3.09	2.43357276	3.09	14,000,000	34,070,018.64	43,260,000.00
€ 4.184682	3.29570489	4.184682	1,414,642	4,662,242.56	5,919,826.91
€ 4.25	3.347147	4.25	15,250,000	51,043,991.75	64,812,500.00
€ 4.309571	3.39406297	4.309571	531,856	1,805,152.75	2,292,071.19
€ 6.768287	5.330459183	6.768287	646,734	4,377,281.32	5,558,000.78
€ 6.868436	5.40933293	6.868436	359,038	1,942,156.08	2,466,029.52
			320,763,894	278,988,477.14	354,242,292.87

8 February 2003

ALLOTMENT OF SHARES FOR A CONSIDERATION OTHER THAN CASH

	Pence Per Share	Number of Shares	IR£
Amount called up on number of shares of each class.	25p	4,202,094	1,050,523.50
	33.9p	1,475,000	500,025.00
	80p	125,000	100,000.00
		5,802,094	**1,650,548.50**
			Euro 2,095,764.28

List of Past and Present Members

Persons holding shares on ☑ the 14th day after the annual general meeting or ☐ the date to which the annual return has been made up for 20 ____ (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of the incorporation of the company. *note ten*

notes five and eleven

	Name and Address	Share Class	Numbers Held *note twelve*	Number Transferred and Date *note thirteen*	Particulars of Transferee *note thirteen*
Folio No.	SEE ATTACHED SCHEDULE				
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					

Total number held: 326,565,988

The total number of shares held must agree with the total number of issued shares given in the **Shares Issued** section (total of **(A)** plus **(B)**).

Job identification	Login name.: CSI_US Order No.: 1358 Op Init.: NW Originator.: Niamh Wall Program description.: ANNUAL RETURN SHARE REGISTER
REPPRINT	Name on disk.: $ER_RL_1358_11101828 Printer name.: ********** Form type.: ****** Copies.: 1
Third Party Code	
Statutory Report Ind	N Non-Statutory
Output Medium	P Paper
Charge Report Type	F Full Listing
Output format	Register List
REPID	Report Title.: ANNUAL RETURN SHARE REGISTER Report date.: 07/02/2003 At Run.: 0627
Shell Holders Option	EXCLUDE Shell (No Balance History) Holders from Output
Holder Identifier to print	N
Register details	Balance by Class/Register
Report sequence	Alpha
Classes	ORD
Balance range	1 to 99999999999

****
********** NUMBER OF PAGES WRITTEN = 1 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN = 30 ****
****

Directors *(including shadow directors)*

	Surname	Former Surname *note five*
note five	DRURY	NONE
	Forename	**Former Forename** *note five*
note five	FINTAN COLM	NONE
Date of Birth (Day / Month / Year)	09 / 06 / 1958	Irish Resident *note fourteen* ✔
Residential Address *note five*	'GLENAPHOUCA', RUSSIAN VILLAGE, KILQUADE, CO WICKLOW.	
Business Occupation	COMPANY DIRECTOR	Nationality: IRISH
Other Directorships (Company *note fifteen* / Registered at *note sixteen* / Company Number)	SEE CONTINUATION SHEET	

	Surname	Former Surname *note five*
note five	FITZPATRICK	NONE
	Forename	**Former Forename** *note five*
note five	SEAN PATRICK	NONE
Date of Birth (Day / Month / Year)	21 / 06 / 1948	Irish Resident *note fourteen* ✔
Residential Address *note five*	CAMADERRY, WHITSHED ROAD, GREYSTONES, CO WICKLOW	
Business Occupation	CHARTERED ACCOUNTANT	Nationality: IRISH
Other Directorships (Company *note fifteen* / Registered at *note sixteen* / Company Number)	SEE CONTINUATION SHEET	

	Surname	Former Surname *note five*
note five	JACOB	NONE
	Forename	**Former Forename** *note five*
note five	MICHAEL DESMOND	NONE
Date of Birth (Day / Month / Year)	06 / 07 / 1945	Irish Resident *note fourteen* ✔
Residential Address *note five*	'GREYFIELD', NEWTOWNPARK AVENUE, BLACKROCK, CO DUBLIN	
Business Occupation	COMPANY DIRECTOR	Nationality: IRISH
Other Directorships (Company *note fifteen* / Registered at *note sixteen* / Company Number)	SEE CONTINUATION SHEET	

Certification

note seventeen

We hereby certify that (i) this form has been completed in accordance with the Notes on completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)

The company is not a private company. ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members. The excess of the number of members over 50 consisting wholly of persons who under section 33(1)(b) of the Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed | [signature] Director | [signature] Secretary

coform

Directors
(including shadow directors)

note five	Surname	JAMAL	Former Surname *note five*	HEALY
note five	Forename	PATRICIA	Former Forename *note five*	NONE
Date of Birth	Day / Month / Year	03 / 09 / 1943	Irish Resident *note fourteen*	
Residential Address *note five*		8 ST. MARGARETS CRESCENT, PUTNEY, LONDON SW15 6HL, UK		
Business Occupation		COMPANY DIRECTOR	Nationality	BRITISH
Other Directorships	Company *note fifteen*	ASTON MANSFIELD (CHARITABLE TRUST)	Registered at *note sixteen*	UNITED KINGDOM
	Company Number			

note five	Surname	KILLEN	Former Surname *note five*	NONE
note five	Forename	PETER RICHARD	Former Forename *note five*	NONE
Date of Birth	Day / Month / Year	19 / 10 / 1947	Irish Resident *note fourteen*	✓
Residential Address *note five*		3 KILLEEN TERRACE, MALAHIDE, CO DUBLIN		
Business Occupation		BANKER	Nationality	IRISH
Other Directorships	Company *note fifteen*	NONE	Registered at *note sixteen*	
	Company Number			

note five	Surname	MCATEER	Former Surname *note five*	NONE
note five	Forename	WILLIAM ANTHONY	Former Forename *note five*	NONE
Date of Birth	Day / Month / Year	29 / 10 / 1950	Irish Resident *note fourteen*	✓
Residential Address *note five*		4 AUBURN VILLAS, RATHGAR, DUBLIN 6		
Business Occupation		CHARTERED ACCOUNTANT	Nationality	IRISH
Other Directorships	Company *note fifteen*	SEE CONTINUATION SHEET	Registered at *note sixteen*	
	Company Number			

Continued on next page

Directors *(including shadow directors)* *note five*

Surname *note five*	MURRAY	Former Surname *note five*	NONE
Forename *note five*	PETER CYRIL	Former Forename *note five*	NONE
Date of Birth (Day / Month / Year)	18 / 03 / 1950	Irish Resident *note fourteen*	✔
Residential Address *note five*	'BEECH', PEMBROKE GARDENS, BALLSBRIDGE, DUBLIN 4		
Business Occupation	COMPANY DIRECTOR	Nationality	IRISH
Other Directorships — Company *note fifteen*	SEE CONTINUATION SHEET	Registered at *note sixteen* / Company Number	

Surname *note five*	O MAHONEY	Former Surname *note five*	NONE
Forename *note five*	TIARNAN	Former Forename *note five*	NONE
Date of Birth (Day / Month / Year)	10 / 02 / 1959	Irish Resident *note fourteen*	✔
Residential Address *note five*	GLEN PINES, OLD LONGHILL ROAD, ENNISKERRY, CO WICKLOW		
Business Occupation	BANKER	Nationality	IRISH
Other Directorships — Company *note fifteen*	SEE CONTINUATION SHEET	Registered at *note sixteen* / Company Number	

Surname *note five*	ROWAN	Former Surname *note five*	NONE
Forename *note five*	JOHN	Former Forename *note five*	NONE
Date of Birth (Day / Month / Year)	25 / 11 / 1957	Irish Resident *note fourteen*	
Residential Address *note five*	35 ENNERDALE ROAD, KEW GARDENS, RICHMOND, SURREY TW9 3PE, UK		
Business Occupation	BANKER	Nationality	IRISH
Other Directorships — Company *note fifteen*	NONE	Registered at *note sixteen* / Company Number	

Certification *note seventeen*

We hereby certify that (i) this form has been completed in accordance with the Notes on completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)

The company is not a private company. ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members. The excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) of the Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed ______________________ Director ______________________ Secretary

Directors *(including shadow directors*

note five	Surname: STANZEL	Former Surname *note five*: GRADL	
note five	Forename: ANTON GERHARD	Former Forename *note five*: NONE	
Date of Birth	Day 10 Month 03 Year 1939	Irish Resident *note fourteen*	
Residential Address *note five*	ROCKHGASSE 4/11, A-1010 VIENNA, AUSTRIA		
Business Occupation	COMPANY DIRECTOR	Nationality: AUSTRIAN	
Other Directorships	Company *note fifteen*: CASINOS AUSTRIA INTERNATIONAL LTD	Registered at *note sixteen*: AUSTRALIA	Company Number:

note five	Surname: SULLIVAN	Former Surname *note five*: NONE	
note five	Forename: EDMOND FRANCIS	Former Forename *note five*: NONE	
Date of Birth	Day 08 Month 05 Year 1948	Irish Resident *note fourteen* ✓	
Residential Address *note five*	LOCNAMON HOUSE, SION ROAD, KILKENNY		
Business Occupation	COMPANY DIRECTOR	Nationality: IRISH	
Other Directorships	Company *note fifteen*: SEE CONTINUATION SHEET	Registered at *note sixteen*:	Company Number:

note five	Surname: WRIGHT	Former Surname *note five*: NONE	
note five	Forename: PATRICK	Former Forename *note five*: NONE	
Date of Birth	Day 14 Month 05 Year 1941	Irish Resident *note fourteen* ✓	
Residential Address *note five*	'ANNA LIVIA', STREAMSTOWN, MALAHIDE, CO DUBLIN		
Business Occupation	COMPANY DIRECTOR	Nationality: IRISH	
Other Directorships	Company *note fifteen*: SEE CONTINUATION SHEET	Registered at *note sixteen*:	Company Number:

Certification

note seventeen

We hereby certify that (i) this form has been completed in accordance with the Notes on completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)

The company is not a private company. ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members. The excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) of the Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed | ______________________ Director | ______________________ Secretary

coform

Secretary	Surname	Former Surname *note five*
note five	MURPHY	NONE
	Forename	Former Forename *note five*
note five	RONAN	NONE
Residential Address *note five*	43 CLONKEEN ROAD, BLACKROCK, CO DUBLIN	

Secretary	Surname	Former Surname *note five*
note five		
	Forename	Former Forename *note five*
note five		
Residential Address *note five*		

Secretary	Surname	Former Surname *note five*
note five		
	Forename	Former Forename *note five*
note five		
Residential Address *note five*		

Secretary	Surname	Former Surname *note five*
note five		
	Forename	Former Forename *note five*
note five		
Residential Address *note five*		

Secretary	Surname	Former Surname *note five*
note five		
	Forename	Former Forename *note five*
note five		
Residential Address *note five*		

Continued on next page

FINTAN DRURY

LIST OF DIRECTORSHIPS

Current Directorships

Name of Company	Registration Number
Drury Sports Management Limited	196067
Drury Hospitality Limited	318580
Drury Communications (Northern Ireland) Limited	NI 30180
Compupharma Limited	8278326F
Dolphin Trolleys Limited	314657
Eurocart (Ireland) Limited	304723
Truro Limited	315508
Maynooth University Foundation Limited	308957
Cappagrove Limited	297411

Past Directorships

Sage Media Group Limited	6343060
DEA Limited	312953
ESRAS Films Limited	261074
Drury Communications Limited	139459

LIST OF DIRECTORSHIPS

SEAN PATRICK FITZPATRICK

Name of Company	Incorporated	Registration Number
Greencore Group plc	Ireland	170116
The Lithographic Group Limited	Ireland	42702
Drurys Sports Management	Ireland	
Mac Publishing Limited		42702
Dublin Dockland Development Authority		

PAST DIRECTORSHIPS

Company Name	Incorporated	Registration Number
Singer & Friedlander Investment Funds Ltd	Ireland	198539
Singer & Friedlander Total Asset Management Ltd.	Ireland	197271
Singer & Friedlander "Roll-Up" Funds plc	Ireland	245116

MICHAEL DESMOND JACOB

LIST OF DIRECTORSHIPS

Current Directorships

Name of Company	Incorporated	Registration Number
Business Electronic Equipment Ltd	Ireland	038222
Celtic Seafoods Ltd	Ireland	103202
Errigal Eisc. Teo		
FAS	Ireland	
Freshland Foods Ltd		172058
Healy Manufacturing Ltd		140265
Irish Property and Land Group Ltd		
Lacaze Ltd		202250
Lett Group Ltd		140153
Premier Leisure Ltd		216469
SIAC Construction		
Skibbereen Fish Company Ltd		178526

Past Directorships

Dublin District Milk Board	Ireland
Guaranteed Irish Ltd	Ireland
Macroom Carpets Ltd	Ireland

EXTERNAL DIRECTORSHIPS

WILLIAM A. McATEER

COMPANY NAME	INCORPORATED	REGISTRATION NUMBER
Entity 1 plc		1720141
Entity 2 Limited	All Incorporated in the UK	2098851
Entity 3 Limited		1036850
Entity 4 Limited	All in Members Voluntary	1655977
Entity 5 Limited	Liquidation	1617970
Entity 6 Limited		1646038
Entity 7 Limited		1626442
Vico Insurance Company Ltd.	Ireland	182332
Fastrock Holding Company	Ireland	226281
Volkswagen Investments Ltd.	Grand Cayman	

PETER C. MURRAY
PARTICULARS OF DIRECTORSHIPS IN ACCORDANCE WITH SECTION 51 OF THE COMPANIES ACT 1990

	Registration Number	Place of Incorporation if outside the State	Date of Resignation
Robert J Goff & Co plc	7138		
Goffs Bloodstock Sales Ltd	45567		
Crest Holdings Inc.		USA	
Crest Texas Inc.		USA	
Avenue Texas Inc.		USA	
Hospital & Kitchen (Europe) Ltd	65965		
Hospital & Kitchen Dublin Ltd (formerly Hospital & Kitchen International Ltd)	149110		
H & K (Rugby) Ltd	2019303	UK	
H & K Services Ltd	59779	UK	
The Irish Youth Foundation	105853		
Pleroma Ltd	136328		

Past Directorships

	Registration Number	Place of Incorporation if outside the State	Date of Resignation
Ardagh plc (app 13.7.88)	7446		6.3.98
The Glass Bottle Company Ltd (app 9.5.88)	106690		6.3.98
Irish Glass Sales Ltd (app 1989)	88946		6.3.98
Ardagh International	145416		6.3.98
Ardagh Glass Ltd (app 1989)	144458		6.3.98
Ardagh Holdings Ltd (app 1989)	144459		6.3.98
Ardagh Industries Ltd (app 1989)	145778		6.3.98
Ardagh Treasury Ltd (app 1989)	148774		6.3.98
Ardagh Management Ltd (app 1989)	145417		6.3.98
Ardagh Properties Ltd (app 8 May 89)	19188		6.3.98
Irish Glass International BV (Dutch Co)		Holland	6.3.98
Ardagh Holdings BV		Holland	6.3.98
Catterick Holdings BV		Gibraltar	6.3.98
Emmaton Investments Ltd		Gibraltar	6.3.98
Crest Nominees Ltd			27.4.94
Crest Investment Trust Ltd	107556		28.2.89
Crest Holdings Ltd	42835		28.2.89
Drumport Ltd	83708		26.9.95
Avenue Holdings	55865		28.2.89
Avenue Investment Company	23508		28.2.89
Felkins Ltd	109150		28.2.89
Adlington Ltd (formerly The International Biochemical Group Ltd)	50518		28.2.89
Hospital & Kitchen Holdings Ltd		Canada	
Squash Ireland Ltd	36417		2.2.90

DIRECTORSHIPS - EDMOND FRANCIS SULLIVAN

Current Directorships

Company Name	Registration Number	Incorporated	Principal Activity	Appointed	Cessed
Greencore Group plc	170116	Ireland	Convenience Foods	11 Mar 02	

Past Directorships

Company Name	Registration Number	Incorporated	Principal Activity	Appointed	Cessed
Athenian Distillers - Ioannis Kaloyannis AE	2554/02/b/86179	Greece	Spirits	3 Jul 95	18 Aug 97
Better brands Ltd A/S	29072	Denmark	Spirits	21 Sep 95	30 Sep 96
Cinzano Belgium S.A. NV	4829	Belgium	Spirits	25 Sep 95	13 Mar 97
Datong Company	212660	Ireland	Dairy	31 Mar 99	29 Sep 00
Dubliner Wines & Spirits Ltd	210387	Ireland	Spirits	10 Dec 93	2 Sep 96
Express Foods Group Ireland Ltd	22854	Ireland	Dairy	27 Sep 94	2 Sep 96
Gilbeys of Ireland Sales Ltd	112294	Ireland	Spirits	1 Jul 92	2 Sep 96
Glanbia plc	129933	Ireland	Dairy	4 Jan 99	Dec 2001
Glanbia Co-Operative Society Ltd	4928R	Ireland	Dairy	13 Apr 99	29 Jun 01
Glanbia Financial Services	221989	Ireland	Finance	31 Mar 99	29 Jun 01
Glanbia Foods Society Ltd	4964R	Ireland	Dairy	31 Mar 99	29 Jun 01
Glanbia Ingredients Society Ltd	4463R	Ireland	Dairy	31 Mar 99	29 Jun 01
Ingredientsnet.com (Holdings) Ltd	323104	Ireland	Dairy	24 May 00	29 Jun 01
Ingredientsnet.com Ltd	319872	Ireland	Dairy	24 May 00	29 Jun 01
International Distillers & Vintners IDB AB	556534-4172	Sweden	Spirits	5 Dec 96	16 Jan 98
International Distillers (India) Ltd	11-80795	India	Spirits	26 Jun 97	18 Mar 98
International Distillers & Vintners Middle East Sal	469	Lebanon	Spirits	11 Apr 97	2 Nov 98
International Distillers Korea Co Ltd		South Korea	Spirits	4 Mar 97	27 May 98
International Distillers Philippines Inc	146920	Philippines	Spirits	30 Apr 97	30 Jun 98
J.J. O'Darby Ltd	19915	Ireland	Spirits	7 Oct 91	2 Sep 96
Lamington Company	158790	Ireland	Spirits	13 May 94	2 Sep 96
N. Kaloyannis Bros AEBE	5083/02/b/86145	Greece	Spirits	3 Jul 95	18 Aug 97
Nangor Holdings	96977	Ireland	Spirits	13 May 94	2 Sep 96
R & J Emmet Ltd	67936	Ireland	Spirits	7 Oct 91	2 Sep 96

LIST OF DIRECTORSHIPS - PATRICK WRIGHT

Number	Company Name	Place of Incorporation	Appointed	Resigned
211168	Aer Lingus Group plc	Ireland	21/12/93	
160281	Aer Lingus Investments Ltd	Ireland	09/12/94	
9215	Aer Lingus Ltd	Ireland	10/12/92	
11804	Aer Lingus Shannon Ltd	Ireland	10/12/92	
46806	AON MacDonagh & Boland Group Ltd	Ireland	01/01/92	
8706	IBEC Ltd	Ireland	15/09/99	
15151	Irish Management Institute	Ireland	01/01/90	
38206	Smurfit Group Pension Trustees Ltd	Ireland	01/01/91	
181622	The IEA Trust Ltd	Ireland	25/05/95	
Semi State Body	The RTE Authority	Ireland	07/12/99	
PAST DIRECTORSHIPS				
145951	Amisfield Ltd	Ireland	01/01/90	27/09/96
93398	AON Beech Hill Ltd	Ireland	22/04/92	30/07/96
172817	Badcall Ltd	Ireland	01/01/93	01/03/97
55863	Bainton Holdings	Ireland	01/01/81	20/10/99
55863	Bainton Holdings	Ireland	01/01/91	16/02/91
87870	Beech Hill Pension Trustees Ltd	Ireland	22/04/92	30/07/96
52960	Belenos Publications Ltd	Ireland	01/01/90	31/05/95
144340	Bishopsbriggs Ltd	Ireland	14/07/89	03/10/96
N/A	Bord Iascaigh Mhara	Ireland	01/01/87	23/04/93
00005666-8	Carton de Venezuela S.A.	Venezuela		
8706	Confederation of Irish Industry	Ireland	31/12/86	16/06/93
124098	Consolidated Plastics Ltd	Ireland	11/09/87	01/06/96
55045	Corrugated Holdings	Ireland	19/12/83	01/03/97
162204	CV Packaging Ltd	Ireland	24/07/90	01/06/96
54170	De La Rue Smurfit (Holdings) Ltd	Ireland	12/12/90	04/03/92
69447	De La Rue Smurfit Ltd	Ireland	12/12/90	04/03/92
173924	Doovane Ltd	Ireland	01/03/93	01/03/97
1993	Executive Travel Group Ltd	Ireland	01/01/91	29/01/93
187291	Gourdas Ltd	Ireland	01/02/93	01/03/97
122206	Industrial Yarns Bray Ltd	Ireland	01/01/88	20/10/92
13925	Irish Forest Products Ltd	Ireland	19/06/92	16/05/94
26132	Irish Landscape Company Ltd	Ireland	19/06/92	24/03/94
26063	Irish Nursery and Landscape Company Ltd	Ireland	19/06/92	01/03/97
8610	Jefferson Smurfit Group plc	Ireland	04/02/94	03/09/02
147988	Kids Sports Ltd	Ireland	27/07/89	04/06/96
26910	King Christopher Ltd	Ireland	08/02/89	20/10/92
229099	Kufpent Ltd	Ireland	25/07/95	27/03/98
48178	National Sawmills Ltd	Ireland	19/06/92	24/03/94
146992	Nokia Consumer Electronics Ireland Ltd	Ireland	01/01/90	31/12/91
106070	Panasonic Smurfit (Ireland) Ltd	Ireland	01/01/87	31/03/92
1309040	People in Need Millennium Trust	Ireland	01/01/88	31/12/90
118960	Patchford Ltd	Ireland	01/01/89	04/06/96
127109	Sarajevo Ltd	Ireland	28/01/88	01/03/97
39277	Smurfit Corrugated (Exports) Ltd	Ireland	01/01/83	01/03/97
1750422	Smurfit Corrugated (Hatfield) Ltd	United Kingdom	01/09/92	01/03/97
40597	Smurfit Corrugated Cases (Cork) Ltd	Ireland	01/01/83	01/03/97
49977	Smurfit Corrugated Ireland	Ireland	01/01/83	01/03/97
172340	Smurfit Corrugated Research Ltd	Ireland	05/12/91	01/03/97
2014441	Smurfit Investments U.K. Ltd	United Kingdom	21/09/92	
2263	Smurfit Ireland Ltd	Ireland	01/01/81	
197774	Smurfit Job Creation Enterprise Fund Ltd	Ireland	04/02/93	02/12/96
964972	Smurfit Media UK Ltd	United Kingdom	01/01/89	
79996	Smurfit Natural Resources Ltd	Ireland	01/01/89	01/03/97
79914	Smurfit Paribas Bank Ltd	Ireland		
88814	Smurfit Services Ltd	Ireland	31/01/91	
199506181G	Smurfit Toyo Holdings Pte. Ltd	Singapore		05/06/96

8 February 2003

ANGLO IRISH BANK CORPORATION PLC
SUBSIDIARY COMPANIES

Name & Registered Office	Principal Activity	Holding Ordinary Shares
➢ AIT Limited 69 Athol Street, Douglas, Isle of Man	Trustee Company	100 %
➢ Anglo Irish Asset Limited 10 Old Jewry, London EC2R 8DN, UK.	Asset Finance	75 %
➢ Anglo Irish Asset Finance plc 10 Old Jewry, London EC2R 8DN, UK.	Asset Finance	100 %
➢ Anglo Irish Asset Management Limited Stephen Court, 18/21 St Stephen's Green Dublin 2.	Fund Management	100 %
➢ Anglo Irish Assurance Company Limited Heritage House, St Stephen's Green, Dublin 2.	Life Assurance & Pensions	100 %
➢ Anglo Irish Administration Limited Heritage House, St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Anglo Irish Capital Funding Limited Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.	Finance	100 %
➢ Anglo Irish Carry Partner Limited 10 Old Jewry, London EC2R 8DN, UK	Investment	100%
➢ Anglo Irish Commercial Properties Ltd 10 Old Jewry, London EC2R 8DN, UK	Property Investment	100%
➢ Anglo Irish Commercial Properties (No. 1) Ltd 10 Old Jewry, London EC2R 8DN, UK	Property Investment	100%
➢ Anglo Irish Corporate Bank Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Banking	100 %
➢ Anglo Irish Credit plc 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ Anglo Irish Equity Ltd 10 Old Jewry, London EC2R 8DN, UK	Dormant	100%

8 February 2003

ANGLO IRISH BANK CORPORATION PLC
SUBSIDIARY COMPANIES

Name & Registered Office	Principal Activity	Holding Ordinary Shares
➢ Anglo Irish Finance Limited 10 Old Jewry, London EC2R 8DN, UK.	Lending	100 %
➢ Anglo Irish International Finance Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Anglo Irish Leasing Limited 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ Anglo Irish Limited 69 Athol Street, Douglas, Isle of Man	Finance	100 %
➢ Anglo Irish Nominees Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %
➢ Anglo Irish Nominees (IOM) Limited 69 Athol Street, Douglas, Isle of Man	Nominee Company	100 %
➢ Anglo Irish Nominees (Trusts) Limited 69 Athol Street, Douglas, Isle of Man	Nominee Company	100 %
➢ Anglo Irish Private Equity GP (No. 1) Ltd 10 Old Jewry, London EC2R 8DN, UK.	Investment	100%
➢ Anglo Irish Property Lending Limited 10 Old Jewry, London EC2R 8DN, UK	Finance	100%
➢ Anglo Irish Bank (Suisse) S.A. 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Banking	100 %
➢ Anglo Irish Tax (IOM) Limited 69 Athol Street, Douglas, Isle of Man	Tax Consultancy	100 %
➢ Anglo Irish Trust (IOM) Limited 69 Athol Street, Douglas, Isle of Man	Trust Services	100 %
➢ AIBC Holding A.G. Rathausstrasse 20, P.O. Box 306, A-1011 Vienna, Austria.	Investment Holding	100 %

8 February 2003

ANGLO IRISH BANK CORPORATION PLC
SUBSIDIARY COMPANIES

Name & Registered Office	Principal	Holding
➢ AIBC Anglo Irish Bank (Austria) Kapitalanlagesellschaft M.B.H. Rathausstrasse 20, P.O. Box 306, A-1011 Vienna, Austria.	Fund Management	100 %
➢ Anglo Irish Bank (Austria) A.G. Rathausstrasse 20, P.O. Box 306, A-1011 Vienna, Austria.	Banking	100 %
➢ Anglo Irish Bank Corporation (IOM) plc 69 Athol Street, Douglas, Isle of Man	Banking	100 %
➢ Anglo Irish Bank ESOP Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Trustee Company	100 %
➢ Anglo Irish Bank Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Anglo Irish Bank (Nominees) Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %
➢ Anglo Irish Financial Services Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Life Assurance	100 %
➢ Anglo Irish Holding (Suisse) S.A. 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Holding Company	100 %
➢ Anglo Irish International Financial Services Ltd Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Anglo Irish Trade Services Limited 11/F Tower 2, The Gateway, 25/27 Canton Road, Kowloon, Hong Kong.	Finance	100 %
➢ Ansbacher Bankers Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Banking	100 %

8 February 2003

ANGLO IRISH BANK CORPORATION PLC

SUBSIDIARY COMPANIES

Name & Registered Office	Principal	Holding
➢ Amblepath Properties Limited 10 Old Jewry, London EC2R 8DN, UK.	Holding Company	100 %
➢ Argyle Investment Finance Limited 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ Berfors Nominees Limited 10 Old Jewry, London EC2R 8DN, UK.	Nominee Company	100 %
➢ Buyway Group Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Investment Holding	100 %
➢ Buyway Holdings Limited 69 Athol Street, Douglas, Isle of Man	Investment Holding	100 %
➢ CDB Investments Limited 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ CDB (UK) Limited 10 Old Jewry, London EC2R 8DN, UK.	Investment Holding	100%
➢ C F Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Clickinput Limited 10 Old Jewry, London EC2R 8DN, UK	Dormant	100%
➢ Finance 2000 plc 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ Fitzwilliam Leasing Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Investment Holding	100 %
➢ Geranth Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %

8 February 2003

ANGLO IRISH BANK CORPORATION PLC
SUBSIDIARY COMPANIES

Name & Registered Office	Principal	Holding
➢ IFT Nominees Limited 10 Old Jewry, London EC2R 8DN, UK.	Nominee Company	100 %
➢ Industrial Funding Trust Limited 10 Old Jewry, London EC2R 8DN, UK.	Investment Holding	100 %
➢ Irbanco Nominees Limited *(M.V.L)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %
➢ I.B.O.C. Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Irish Buyway Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Kesdale Freight Limited *(M.V.L)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Knightsdale Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Marcuard Cook & Company Limited 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Investment	100 %
➢ M & A Parametre S.A. 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Dormant	100 %
➢ Modify 1 Limited *(M.V.L)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 3 Limited *(M.V.L)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %

8 February 2003

ANGLO IRISH BANK CORPORATION PLC
SUBSIDIARY COMPANIES

Name & Registered Office	Principal	Holding
➢ Modify 4 Limited *(M.V.L)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 5 Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 6 Limited *(M.V.L.)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 7 Limited *(M.V.L.)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 8 Limited *(M.V.L.)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 9 Limited *(M.V.L.)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100%
➢ Pagnol Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Investment Holding	100 %
➢ Pecharmaus Limited Merchants House, 27-30 Merchants Quay, Dublin 8.	Trustee Company	100 %
➢ Pegasus Nominees Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %
➢ Steenwal B.V. Drentestraat 20, 1083 HK Amsterdam, The Netherlands.	Investment Holding	100 %
➢ Sutherland Finance & Leasing 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %

8 February 2003

ANGLO IRISH BANK CORPORATION PLC

SUBSIDIARY COMPANIES

Name & Registered Office	Principal	Holding
➢ Univaleur Gestion S.A. 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Fund Investment	100 %

M.V.L. - In Members Voluntary Liquidation

Certified: DIRECTOR SECRETARY

REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements for the year ended 30 September 2002.

RESULTS

The group profit on ordinary activities before taxation for the year amounted to €261.3 million and has been dealt with as shown in the consolidated profit and loss account on page 28.

REVIEW OF ACTIVITIES

The principal activities of the group are the provision of banking services. The chairman's statement and the chief executive's review on pages 10 to 17 report on developments during the year, on likely future developments and on events since 30 September 2002.

DIVIDENDS

An interim dividend of 4.2c per share was paid on 16 July 2002. Subject to shareholders' approval, it is proposed to pay a final dividend on 30 January 2003 of 8.33c per share to all registered shareholders at the close of business on 6 December 2002. Dividend withholding tax ("DWT") may apply on the proposed final dividend depending on the tax status of each shareholder.

Shareholders chose to receive 1,773,680 ordinary shares instead of cash dividends paid in January and July. Shareholders will be offered the choice of taking new ordinary shares in lieu of the proposed final dividend, after deduction of DWT, where applicable.

CAPITAL RESOURCES

Details of the changes in capital resources during the year are included in notes 28 to 34 of the financial statements.

DIRECTORS AND SECRETARY

The names of the current directors appear on pages 8 and 9, together with a short biographical note on each director. Fintan Drury was co-opted to the board on 30 May 2002 and, being eligible, offers himself for re-election. William McCann, Anthony O'Brien and William Barrett retired as directors on 12 November 2001, 25 January 2002 and 5 July 2002 respectively. Sean FitzPatrick, Michael Jacob and William McAteer retire by rotation as directors in accordance with the articles of association and, being eligible, offer themselves for re-election. Ronan Murphy acted as secretary to the company throughout the year. The interests of the current directors and secretary in the share capital of the company are shown in the remuneration committee's report on behalf of the board set out in note 45 to the financial statements.



INDEPENDENT AUDITORS' REPORT

To the members of Anglo Irish Bank Corporation plc

We have audited the group's financial statements for the year ended 30 September 2002, which comprise the consolidated profit and loss account, consolidated balance sheet, company balance sheet, consolidated cash flow statement, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and the related notes 1 to 46. These financial statements have been prepared on the basis of the accounting policies set out therein.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable Irish law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether proper returns adequate for the purposes of our audit have been received from branches not visited by us; whether at the balance sheet date there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the company's balance sheet is in agreement with the books of account and returns.

We also report to you if, in our opinion, any information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not given and, where practicable, include such information in our report.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. This other information comprises the directors' report, chairman's statement, chief executive's review and the corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

ACCOUNTS FOR THE YEAR ENDED 30 SEPTEMBER, 2002

The attached are a true copy of the Accounts laid before the Annual General Meeting.

Director

Secretary